UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities and Exchange Act of 1934

☒          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-13585

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CoreLogic, Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

CoreLogic, Inc.
40 Pacifica
Irvine, California 92618

CoreLogic, Inc.
401(k) Savings Plan
Table of Contents
At December 31, 2014 and 2013

Page
Report of Independent Registered Certified Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule*
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)	13
Signature	14
* All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Retirement Plan Committee of
CoreLogic Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the CoreLogic, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Los Angeles, California
June 19, 2015

CoreLogic, Inc.
401(k) Savings Plan
Statements of Net Assets Available for Benefits
At December 31, 2014 and 2013

	2014	2013
Assets
Participant directed investments, at fair value	$417,087,497	$409,628,587

Receivables:
Participant's notes	8,953,218	8,926,060
Company contribution	7,803,439	8,038,099
Total receivables	16,756,657	16,964,159
Total assets	433,844,154	426,592,746
Net assets available for benefits	$433,844,154	$426,592,746

The accompanying notes are an integral part of these financial statements.

CoreLogic, Inc.
401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013
Additions
Net appreciation in fair value of investments	$361,781	$52,974,840
Interest and dividend income	17,304,059	19,806,086
Net investment income	17,665,840	72,780,926
Interest income on notes receivable from participants	376,630	367,582
Other income	255,758	104,767
Contributions:
Participants	27,104,460	26,484,809
Rollover	9,047,483	7,112,299
Company	7,803,439	8,038,131
Total contributions	43,955,382	41,635,239
Total additions	62,253,610	114,888,514
Deductions
Benefits paid to participants	(54,852,352)	(45,118,146)
Administrative expenses	(294,357)	(100,012)
Total deductions	(55,146,709)	(45,218,158)
Increase in net assets before transfer	7,106,901	69,670,356
Other transfers	144,507	320,239
Net increase	7,251,408	69,990,595
Net Assets Available for Benefits
Beginning of year	426,592,746	356,602,151
End of year	$433,844,154	$426,592,746

The accompanying notes are an integral part of these financial statements.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

1. Description of the Plan

The following description of the CoreLogic, Inc. (the "Company") 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution profit sharing plan covering employees of adopting employers and subsidiaries greater than 50% owned by the Company. An employee is eligible to participate in the Plan on the date of hire and if the employee is at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). A participant may direct contributions in 1% increments to any of the available investment options, one of which is the option to invest in shares of the Company. Participants may change their investment options at any time.

The Plan's trustee and record keeper are Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, respectively.

Contributions

Participants may contribute on a pre-tax and/or after-tax Roth basis from 1% to 80% of annual eligible compensation. Participants who are age 50 or older and have made the maximum contribution to the Plan can make additional catch up contributions. Contributions are subject to Internal Revenue Service ("IRS") limitations.

Discretionary matching amounts may be contributed by the Company at the discretion of the Company's Board of Directors. For 2014 and 2013, the Company matched 50% of the first 4.5% of each eligible participant's compensation to the Plan. The Company match for the year ending December 31, 2014 and 2013 was $6,840,550 and $6,990,543, respectively, which was funded during their corresponding second quarter and invested based on each eligible participant's investment elections under the Plan. The Plan is subject to certain compliance requirements of non-discrimination rules under ERISA and IRS guidelines. For the years ended December 31, 2014 and 2013, the Plan did not satisfy the non-discrimination tests and took corrective action and made contributions in Qualified Non Elective Contributions ("QNEC") of $962,889 and $1,047,556, respectively.

Participants may also rollover distributions from other qualified 401(k) plans or Individual Retirement Accounts ("IRA").

Participant Accounts

Participant account activity may include a participant's own contributions and any Company contributions, investment earnings or losses. Allocations of Company contributions are based on participant compensation and participant contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and the Company's contributions, plus actual earnings thereon.

Investment Options

The Plan currently offers various mutual funds, including asset allocation strategy mutual funds and a Company stock fund as investment options for participants. A participant may direct contributions in 1% increments to any of the available investment options. Participants may change their investment options at any time.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Payment of Benefits

The Plan allows for participant withdrawals in lump sum upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Participants may also withdraw from their account balances, as defined by the Plan, in the event of financial hardship, which is determined pursuant to the provisions of the Code, and from any amounts rolled over from a 401(k) plan or IRA.

Notes Receivable from Participants

Participants may borrow a portion of their account balance pursuant to rules and procedures established by the Plan's administrative committee. The amount borrowed may not exceed the lesser of 50% of the value of the participant's account balance or $50,000. Participants may have only one note outstanding at a time.

Note terms are determined based on the provisions established by the Plan's administrative committee. Notes are collateralized by the balance in the participant's account and bear a rate of interest that is reasonable at the time the note is made, as determined by the Plan's administrative committee. Notes are fully amortized and paid back through principal and interest via payroll deduction or other method as determined by the Plan's administrative committee if payroll deduction is not available to the participant. A participant may fully repay a note at any time without penalty; however, partial prepayments are not permitted. As of December 31, 2014 the rates of interest on outstanding loans ranged from 3.25%-9.25% with various maturities through 2028.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Investment Valuation and Income Recognition

Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in common stock are stated at quoted market prices. See Note 3, Fair Value Measurements, for discussion of fair value measurements.
Shares of mutual funds and money market funds are valued at the net asset value ("NAV") of the shares held by the Plan at year-end. Investments in security transactions are accounted for on the date securities are purchased or sold. Dividend income is recorded in the participant accounts on the ex-dividend date. Interest income is recognized on an accrual basis as earned.
The Plan presents in the statements of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains/(losses) and the unrealized appreciation/(depreciation) on those investments.

Notes Receivable from Participants

Notes from participants are measured at unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized on an accrual basis as earned.

Expenses

Certain administrative expenses related to operating and maintaining the Plan are paid by the Company. Certain investment and transaction fees are paid by participants in the Plan.

Payment of Benefits

Benefits are recorded when paid.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Use of Estimates

The preparation of financial statements requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities. In addition, estimates and assumptions are utilized in determining disclosure of contingent assets and liabilities at the date of the financial statements; as well as the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in circumstances in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

3. Fair Value Measurements

When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

A fair value hierarchy requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Level 2 measurements utilize quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
The fair values of the common stock investments are valued based on closing quoted market prices in active markets. The fair values of the mutual fund investments are valued at the net asset value of shares held by the Plan at year end.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Investments Measured at Fair value on a Recurring Basis

The following tables present the financial assets the Plan measures at fair value on a recurring basis, based on such fair value hierarchy:

	Fair Value Measurements Using Input Type			Total Fair Value As of
	Level 1	Level 2	Level 3	December 31, 2014
Mutual funds
Target date	$98,044,818	$—	$—	$98,044,818
Large cap	88,491,396	—	—	88,491,396
Mid and small cap	85,256,304	—	—	85,256,304
Balanced	35,724,922	—	—	35,724,922
International	30,749,317	—	—	30,749,317
Bond index	25,765,683	—	—	25,765,683
Money market	25,680,467	—	—	25,680,467
Common stock
CoreLogic, Inc.	27,374,590	—	—	27,374,590
Total investments measured at fair value	$417,087,497	$—	$—	$417,087,497

	Fair Value Measurements Using Input Type			Total Fair Value As of
	Level 1	Level 2	Level 3	December 31, 2013
Mutual funds
Mid and small cap	$87,120,576	$—	$—	$87,120,576
Target date	86,656,332	—	—	86,656,332
Large cap	81,324,588	—	—	81,324,588
International	35,197,128	—	—	35,197,128
Balanced	29,676,167	—	—	29,676,167
Money market	29,549,835	—	—	29,549,835
Bond index	26,289,905	—	—	26,289,905
Common stock
CoreLogic, Inc.	33,814,056	—	—	33,814,056
Total investments measured at fair value	$409,628,587	$—	$—	$409,628,587

The Plan's valuation methodology used to measure the fair values of money market funds, common stock and mutual funds were derived from quoted market prices, as all of these instruments are traded in active markets.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

4. Investments

The following investments represent 5% or more of the Plan's net assets available for benefits at December 31, 2014 and 2013:

	2014	2013
Mutual Funds
JPM US Small Company Institutional	$37,200,445	$—
TRP Equity Index 500	32,882,125	—
Fidelity Balanced Fund	30,953,729	29,676,167
MFS Emerging Growth Fund Class R4	27,108,068	25,695,981
Fidelity Select Money Market Fund	25,680,467	29,549,835
Invesco Charter Fund R5 Class	25,662,173	25,812,280
Fidelity Low Priced Stock Fund	25,122,899	26,165,430
Harbor International Institutional Fund	25,093,506	29,155,436
Lord Abbett Small Cap Value Fund Class I	*	39,128,689
Spartan 500 Index Fund	*	27,202,479

Common Stock
CoreLogic, Inc.	27,374,590	33,814,056

*Fund is less than 5% as of December 31, 2014

Approximately 6.6% and 8.3% of the Plan's investments are invested in common stock of the Company at December 31, 2014 and 2013, respectively.

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value during the years ended December 31 as follows:

	2014	2013
Mutual funds	$4,189,753	$44,329,622
Corelogic, Inc. common stock	(3,827,972)	8,645,218
	$361,781	$52,974,840

Investment Options

Participant contributions and investment earnings are directed by the Plan participants to the following investment options.

Money Market Fund

Money market funds invest in U.S. dollar denominated securities, such as bills, notes, bonds and repurchase agreements. More than 25% of the total assets of the fund may be invested in the financial services industry.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Balanced Fund

Balanced funds invest a majority (generally not less than 60%) of their assets in equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities. Balanced funds may invest in securities of domestic and foreign issuers. The objective of a balanced fund is to seek income and long-term growth of capital.

Target Date Funds

Target date funds allow investors to select the fund that best matches their expected retirement year. They invest in a diversified portfolio of other mutual funds to provide moderate asset allocation. The allocation strategy is based on the number of years until the respective target date and gradually becomes more conservative as it approaches the target date. The objective is to provide high total returns until the retirement date, and thereafter, the goal is to seek high current income with a secondary goal of capital appreciation.

Bond Index

Bond index is comprised of bond index funds and short term bond funds.

Bond Index Fund

Bond funds invest in securities, such as bills, notes, bonds and other direct obligations issued by corporations and the United States Treasury. The bond index fund normally will invest at least 80% of its total assets in bonds included in the Barclays Capital U.S. Aggregate Index ("Barclays Index"). The objective of a bond fund is to provide a higher level of current income than money market funds with minimal fluctuations in principal. The additional objective of the bond index fund is to seek results that correspond to the total return of the bonds in the Barclays Index while maintaining similar risk characteristics.

Short-Term Bond Fund

Short-term bond funds invest in all types of bonds, including U.S. Government, corporate, mortgage and foreign. In the Plan, the short-term bond fund invests mainly in short and intermediate-maturity bonds. The objective of a short term bond fund is to provide maximum total return, consistent with preservation of capital and prudent investment management.

Large Cap Fund

Large cap fund is comprised of a large cap equity index fund, a large cap growth stock fund and a large cap value stock fund.

Large Cap Equity Index Fund

Equity index funds invest primarily in the common stocks that make up a widely recognized unmanaged index of common stocks. In the Plan, the equity index fund invests mainly in the common stocks of the 500 companies that make up the Standard & Poors 500 Index. The fund seeks to approximate the composition and total return of the Standard & Poors 500 Index.

Large Cap Growth Stock Fund

Large cap growth stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

Large Cap Value Stock Fund

Large cap value stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Mid and Small Cap Funds

Mid and small cap funds are comprised of a mid cap equity fund, a small cap growth stock fund and a small cap value stock fund.

Mid Cap Equity Fund

Mid cap equity funds invest primarily in common stocks of companies with mid and small capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization. The objective is to seek maximum long-term growth of capital.

Small Cap Growth Stock Fund

Small cap growth stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization. While they have potential for significant growth, small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

Small Cap Value Stock Fund

Small cap value stock funds invest primarily in common stocks of companies with small market capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations, thereby providing the potential for significant capital appreciation. Small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

International Fund

International fund is comprised of an international index fund and an international fund.

International Index Fund

An international index fund builds its portfolio by buying a large proportion of stocks included in a particular international index; therefore, reproducing the performance of an entire section of the market. The objective is to seek to provide investment results that correspond to the total returns of foreign stock markets.

International Fund

International funds invest primarily (normally at least 65% of their assets) in foreign securities. Normally, international stock funds invest primarily in common stocks. International funds carry additional risks, including political and economic uncertainties of foreign companies as well as the risk of currency fluctuations. The objective is to seek long-term growth of capital.

Common Stock

These elections invests in the common shares of CoreLogic, Inc.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

5. Related Party and Party-in-interest Transactions

The Company, which qualifies as a party-in-interest, absorbed certain administrative expenses of the Plan. Such transactions qualify for a statutory exemption. Total administrative expenses paid by the Company were $663 and $28,406 for the year ended December 31, 2014 and 2013, respectively. Plan expenses, including expenses of the Plan's administrative committee and the Plan's trustee, to the extent not paid by the Plan, are paid by the Company.

The Plan held 866,559 shares of common stock of CoreLogic with an aggregate fair value of $27,374,590 at December 31, 2014. The Plan made purchases of $991,318 and sales of $1,877,067 of shares of common stock of CoreLogic during 2014. The Plan held 951,704 shares of common stock of CoreLogic with an aggregate fair value of $33,814,056 at December 31, 2013. The Plan made purchases of $2,152,216 and sales of $4,778,270 of shares of common stock of CoreLogic during 2013.

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research ("FMR") Company. Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc., related entities to FMR, are the trustee and record keeper, respectively, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The fair value of such investments totaled $101,190,364 and $224,382,025 at December 31, 2014 and 2013, respectively.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in accordance with the provisions of ERISA.

7. Federal Income Tax Status

The Plan has received a determination letter dated June 13, 2011 from the IRS that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Liabilities are established for uncertain tax positions when it is more likely than not that such positions will be challenged and may not be sustained upon review by taxing authorities. These liabilities are established through the income tax provisions and are recorded as liabilities on the consolidated balance sheets. The tax positions taken by the Plan have been analyzed and it has been concluded that as of December 31, 2014, there are no uncertain positions taken that would require recognition of a liability or disclosure in the financial statements. These liabilities are recalculated as governing laws and facts and circumstances change, such as the closing of a tax audit or the expiration of the statute of limitations for a specific exposure. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

8. Concentrations of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan's investments. Net assets available for benefits held in CoreLogic common stock were $27,374,590 and $33,814,056 at December 31, 2014 and 2013, respectively. These investments potentially subject the Plan to concentrations of credit risk as all investments are exposed to market risk from changes in asset valuations.

9. Plan Amendments

During 2014, the plan was amended by changing the 401(k) deferral limit to 80% of eligible compensation for all employees and updating the participating employer list. There were no amendments to the plan during 2013.

CoreLogic, Inc.
401(k) Savings Plan
EIN: 95-1068610 PN: 001
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)
December 31, 2014

	(b)	(c)	(d)	(e)
(a)	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value

	JP Morgan	JPM US Small Co Inst	N/A	$37,200,445
	T. Rowe Price	TRP Equity Index 500	N/A	32,882,125
*	Fidelity Group	Fidelity Balanced Fund	N/A	30,953,729
*	Corelogic, Inc.	866,559 of shares of common stock	N/A	27,374,590
	MFS	MFS Emerging Growth Fund Class R4	N/A	27,108,068
*	Fidelity Group	Fidelity Select Money Market	N/A	25,680,467
	Invesco Charter	Invesco Charter Fund R5 Class	N/A	25,662,173
*	Fidelity Group	Fidelity Low Priced Stock Fund	N/A	25,122,899
	Harbor International	Harbor International Fund	N/A	25,093,506
	Janus Triton	Janus Triton I Fund	N/A	20,384,909
*	Fidelity Group	Spartan U.S. Bond Index Fund	N/A	19,433,269
	T. Rowe Price	TRP Retirement 2030	N/A	18,768,601
	T. Rowe Price	TRP Retirement 2025	N/A	17,424,636
	T. Rowe Price	TRP Retirement 2035	N/A	16,863,926
	T. Rowe Price	TRP Retirement 2020	N/A	13,840,950
	T. Rowe Price	TRP Retirement 2040	N/A	13,545,993
	PIMCO	PIMCO Low Duration Fund	N/A	6,332,414
	T. Rowe Price	TRP Retirement 2045	N/A	6,006,246
	Black Rock	BLKRK Intl Index A	N/A	5,655,811
	T. Rowe Price	TRP Retirement 2015	N/A	5,636,342
	T. Rowe Price	TRP Retire Bal	N/A	4,771,193
	T. Rowe Price	TRP Retirement 2050	N/A	3,465,193
	T. Rowe Price	T. Rowe Price Equity Income	N/A	2,839,030
	Target Program	Target Small Capitalization Value T	N/A	2,548,051
	T. Rowe Price	TRP Retirement 2010	N/A	1,464,316
	T. Rowe Price	TRP Retirement 2005	N/A	544,591
	T. Rowe Price	TRP Retirement 2055	N/A	484,024
			Subtotal	417,087,497
*	Participant loans	Fully amortized with various maturities through May 2028 and interest rates ranging from 3.25 percent to 9.25 percent	N/A	8,953,218
				$426,040,715

*	Denotes party-in-interest
**	Cost information not required for participant directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's administrative committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CoreLogic, Inc.
401(k) Savings Plan

Date:	June 19, 2015	By:	/s/ James L. Balas
James L. Balas
Senior Vice President, Controller and Finance (Principal Accounting Officer)
CoreLogic, Inc.